Exhibit 4.9

Form Of

Frontier Oil Corporation
Omnibus Incentive Compensation Plan

Nonqualified Stock Option Agreement

Grantee:	______________
Date of Grant:	Effective _______________
Exercise Price per Share:	The Fair Market Value per Share on the Date of Grant, as provided in the Plan
Number of Option Shares Granted:	______________
1.  Notice of Grant. I am pleased to inform you that you have been granted an option (“Option”) pursuant to the Frontier Oil Corporation Omnibus Incentive Compensation Plan (the “Plan”) to purchase the number of shares of Common Stock of Frontier Oil Corporation (the “Company”) set forth above, subject to the terms and conditions of the Plan and this Agreement. This Option is not intended to be an incentive stock option within the meaning of Section 422 of the Code.

2.  Vesting and Exercise of Option. Subject to the further provisions of this Agreement, the Option shall become vested and may be exercised in accordance with the following schedule, by written notice to the Company at its principal executive office addressed to the attention of its Secretary (or such other officer or employee of the Company as the Company may designate from time to time):

Anniversary of Date of Grant	Cumulative Vested Percentage
prior to 1st	0%
1st	25%
2nd	50%
3rd and after	100%

Notwithstanding the above schedule, but subject to the further provisions of this Agreement, upon the occurrence of the following events the Option shall vest and become exercisable or be forfeited, as the case may be, as provided below:

(a)  Disability. If your employment with the Company terminates by reason of a disability that entitles you to benefits under the Company’s long-term disability plan, the Option shall become fully vested and may be exercised at any time during the one-year period following such termination (but not thereafter) by you or by your guardian or legal representative (or, if you die during such one-year period, by your estate or the person who acquires the Option by will or the laws of descent and distribution).

(b)  Death. If you die while in the employ of the Company, the Option shall become fully vested and may be exercised at any time during the one-year period following the date of your death (but not thereafter) by your estate (or the person who acquires the Option by will or the laws of descent and distribution).

(c)  Retirement. If your employment with the Company terminates due to your Retirement or Early Retirement, the Option shall become fully vested and may be exercised at any time (i) if your termination is due to Retirement, during the one-year period following your Retirement or (ii) if your termination is due to Early Retirement, during the period ending on the later of (x) the December 31 of the year of your Early Retirement or (y) 5½ months after your Early Retirement by you or by your guardian or legal representative (or, if you die during the period in which the Option is exercisable, by your estate or the person who acquires the Option by will or the laws of descent and distribution), but not thereafter. As used herein, “Retirement” means your termination of employment with the Company and its affiliates for reasons other than Cause on or after reaching age 63 and ‘Early Retirement” means any such termination of employment after age 55 and prior to age 63 with the written consent of the Committee.

(d)  Termination for Cause. If your employment is terminated by the Company for Cause, the Option automatically shall be cancelled without payment on your termination. As used herein, Cause shall have the meaning set forth in any Change of Control or Executive Severance Agreement (either being a “CoC Agreement”), entered into between you and the Company on or before the Date of Grant provided such CoC Agreement continues to be in effect on the date your employment is terminated and contains a definition of “cause”; otherwise Cause shall mean, for purposes of this Agreement, the termination of your employment by the Company as a result of (i) an act or acts of dishonesty on your part resulting or intended to result, directly or indirectly, in gain or personal enrichment to you at the expense of the Company or an Affiliate; (ii) your unwillingness to perform your duties in a satisfactory manner, as determined in good faith by the Board; or (iii) after written notice from the Company, you shall have failed, within the period provided in such notice, to perform your duties at a level consistent with your performance prior to the failure that gave rise to the notice from the Company, as determined in good faith by the Board.

(e)  Other Terminations. If your employment with the Company is terminated for any reason other than as provided in paragraphs 2(a), (b), (c) and (d) above, the Option, to the extent vested on the date of your termination, may be exercised, at any time during the three-month period following such termination (but not thereafter), by you or by your guardian or legal representative (or by your estate or the person who acquires the Option by will or the laws of descent and distribution or otherwise by reason of your death if you die during such period), but only as to the vested number of Option shares, if any, that you were entitled to purchase hereunder as of the date your employment terminates.

(f)  Change of Control. The Option automatically shall become fully vested upon a Change of Control.

For purposes of this Agreement, “employment with the Company” shall include being an employee or a Director of, or a Consultant to, the Company or an Affiliate.

Notwithstanding any of the foregoing, the Option shall not be exercisable in any event after the expiration of five years from the above Date of Grant.

All Option shares that are not vested on your termination of employment automatically shall be cancelled and forfeited without payment upon your termination.

3.  Method of Exercise. Payment of the aggregate Exercise Price for the Shares being purchased shall be by any of the following, or a combination thereof, at your election: (a) cash; (b) check acceptable to the Company; (c) consideration received by the Company under a cashless broker exercise program approved by the Company; or (d) with the consent of the Company, the constructive surrender of other Shares already owned by you or the withholding of Shares that would otherwise be delivered to you upon the exercise of this Option.

4.  Dividend Equivalents. With respect to each share of Company stock subject to this Option (an “Option Share”), the Company shall pay you, when the Option first becomes exercisable with respect to such Option Share, an amount of cash equal to the value of all dividends that have been paid on a Share during the period beginning on the Date of Grant and ending on such vesting date. In addition, on each date on which a dividend is paid on a Share after the vesting date with respect to an Option Share and prior to your exercise of the Option with respect to such Option Share the Company shall pay you an amount of cash equal to such dividend.

5.  Nontransferability of Option. This Option may not be transferred in any manner otherwise than by will or by the laws of descent or distribution and may be exercised during your lifetime only by you. Notwithstanding the foregoing, this Option may be transferred to your spouse pursuant to a qualified domestic relations order. The terms of the Plan and this Agreement shall be binding upon your executors, administrators, heirs, successors and assigns.

6.  Entire Agreement; Governing Law. The Plan is incorporated herein by reference. The Plan and this Agreement constitute the entire agreement of the parties with respect to the subject matter hereof and supersede in their entirety all prior undertakings and agreements of the Company. This Agreement is governed by the internal substantive laws, but not the choice of law rules, of the State of Texas.

7.  Withholding of Tax. To the extent that the exercise of the Option results in the receipt of compensation by you with respect to which the Company or an Affiliate has a tax withholding obligation pursuant to applicable law, unless other arrangements have been made by you that are acceptable to the Company or such Affiliate, which, with the consent of the Committee, may include withholding a number of Shares that would otherwise be delivered on exercise that have an aggregate Fair Market Value that does not exceed the amount of taxes required to be withheld, you shall deliver to the Company or an Affiliate such amount of money as the Company or an Affiliate may require to meet its withholding obligations under such applicable law. No delivery of Shares shall be made pursuant to the exercise of the Option under this Agreement until you have paid or made arrangements approved by the Company or an Affiliate to satisfy in full the applicable tax withholding requirements of the Company or an Affiliate.

8.  Amendment. This Agreement may be modified only by a written agreement signed by you and an officer of the Company who is expressly authorized by the Company to execute such document; provided, however, notwithstanding the foregoing, the Company may make any change to this grant, in writing, without your consent if such change is not adverse to your rights under this Agreement.

9.  General. By accepting this grant, you agree that this Option is granted under and governed by the terms and conditions of the Plan and this Agreement. In the event of any conflict, the terms of the Plan shall control. Unless otherwise defined herein, the terms defined in the Plan shall have the same defined meanings in this Agreement.

10.  CoC Agreement. Notwithstanding anything in this Agreement to the contrary, the terms of any CoC Agreement in effect on the Date of Grant are incorporated herein by reference and to the extent such agreement continues to be in effect on the relevant date hereunder, shall control over any provisions in this Agreement in conflict with the terms of such CoC Agreement.

11.  Effectiveness of Agreement. Notwithstanding anything herein to the contrary, this Agreement shall not become effective for any purpose, and you shall not have any rights under it, prior to the approval of the Plan by the stockholders of the Company at the Annual Meeting of Stockholders of the Company on April 26, 2006. If the Plan is not approved by the stockholders at such meeting or your employment with the Company terminates for any reason prior to such stockholder approval, this Agreement shall automatically be null and void ab initio for all purposes.

FRONTIER OIL CORPORATION

By:
Name:
Title: